Mail Stop 4561

                                                                November 8,
2019

Sing Wang
Chief Executive Officer
TKK Symphony Acquisition Corporation
c/o Texas Kang Kai Capital Management (Hong Kong) Limited
2039, 2/F United Center,
95 Queensway Admiralty, Hong Kong

       Re:     TKK Symphony Acquisition Corporation
               Schedule TO-I filed October 17, 2019
               Filed by TKK Symphony Acquisition Corporation
               File No. 005-90609

Dear Mr. Wang:

        We have reviewed the above-captioned filing, and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.

Offer to Purchase for Cash | Exhibit (a)(1)(a) to Schedule TO

Risk Factors

Risks Related to Doing Business in China, page 26

1.     Please add risk factors that discuss the following:
        Uncertainties with respect to indirect transfers of PRC taxable properties;
        Implementation of new labor laws and regulations;
        Governmental control of currency conversion;
        Your auditor not being subject to inspections by the Public Company Accounting
           Oversight Board;
        Potential volatility of your ordinary shares; and Sing Wang
TKK Symphony Acquisition Corp.
November 8, 2019
Page 2

          Potential for declines in the market price or trading volume of your ordinary shares if analysts publish unfavorable research about your business

2. We note your disclosure on page 33 which states, "Restrictions on foreign exchange under PRC laws may limit Glory Star's ability to convert cash derived from its operating activities into foreign currencies and may materially and adversely affect the value of your investment." Please provide disclosure in your liquidity section of your MD&A and footnotes to your financial statements regarding current cash balances and where they are located and your ability to repatriate the cash outside of the PRC. Also, provide this disclosure when discussing pro forma balance sheet data explaining where the cash from the redemption will be located after the business combination is effective.

3. Considering the statutory or contractual restrictions which affect your subsidiaries' ability to make intercompany funds transfers, tell us how you determined that it was not necessary for you to provide condensed parent company financial information and other data in a financial statement schedule in accordance with Rules 5-04 and 12-04 of
       Regulation S-X.

Information about TKK and Glory Star Group

Overview, page 49

4. You state that the number of downloads of Glory Star Group's CHEER App exceeded 50 million as of August 30, 2019. For context, please disclose the number of downloads for the periods presented.

Cheers APP, page 51

5. Please define Gross Merchandise Value and, for context, disclose the amount of revenue
       Glory Star Group derived from these sales.

Organization Structure, page 62

6. Please file the business cooperation agreement, exclusive option agreement, share pledge agreement, proxy agreements and powers of attorney, confirmation and guarantee letter, spousal consent, master exclusive service agreement and the Glory Star Group organizational documents as exhibits to your Schedule TO-I. Refer to
Item 12 of
       Schedule TO and corresponding Item 1016(a)(5) of Regulation M-A.

Industry Overview, page 55

7.     Please disclose that you commissioned the iResearch report.
 Sing Wang
TKK Symphony Acquisition Corp.
November 8, 2019
Page 3

The Business Combination

Background of the Business Combination, page 87

8. Please disclose the specific reasons you decided against pursuing the business combination with the target in the Asia Pacific aviation sector.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Glory Star Group, page 124

9. Please disclose the key metrics that management uses to manage the business for each period presented.

Liquidity and Capital Resources, page 133

10. Please expand your disclosure to provide more robust analysis of anticipated cash requirements, including your ability to meet existing and known or reasonably likely long-term cash requirements.

Glory Star Audited Financial Statements

1. Organization and Principal Activities

The VIE contractual arrangements
Share Pledge Agreement, page F-40

11. We note your statement that, "The equity pledges on the VIE's equity interests are in the process of being registered with the Market Supervision Administration Authority in
       China." Please explain to us your consideration of how this circumstance impacts your ability to consolidate under the VIE guidance.

Risks in relation to the VIE structure, page F-41

12. Please provide VIE disclosure in accordance with ASC 810-10-50-14, for example disclose; if the VIE's assets can only be used to settle specific obligations of the VIE, disclose lack of recourse related to creditors, and terms that could require the reporting entity to provide financial support to the VIE.

2. Summary of Significant Accounting Policies
 (m) Revenue Recognition, page F-44

13. We note your critical accounting policy disclosures on page 127. For licenses of TV series, please clarify if you recognize revenue at the point in time when each episode is made available to the licensee for exhibition and the license period has begun or over some other period. To the extent that your revenue recognition policies differs for
 Sing Wang
TKK Symphony Acquisition Corp.
November 8, 2019
Page 4

       licenses of content produced solely by you compared to content produced with others, please revise your disclosures to separately describe your accounting policies for each.
       Please refer to ASC 606-10-50-12 and ASC 606-10-55-58 through 55-62.

14. Please revise to clarify, if true, that you recognize advertising revenue as impressions are delivered. For advertising contracts that involve third-party agencies, please explain how you concluded that you were the principal or agent in the related arrangements. Please refer to ASC 606-10-50-12(c) and ASC 606-10-55-36 through 55-40.

15. We note your disclosures on page 53 regarding the monetization of your online games.
       Please quantify for us your revenues from online games during the periods presented. If material, please revise your financial statement footnotes to describe your accounting policies for this revenue stream. Please refer to ASC 606-10-50-12.

12. Income Taxes
Accounting for uncertainty tax position, page F-54

16. We note your statement that, "For the years ended December 31, 2017 and 2018, the
       Company identified an uncertain tax position ("UTP") that the cost allocation between
       Horgos and Glory Star Beijing, which are taxed currently at 0% and 25% respectively, might not be properly supported. The related impact of such UTP was amounting to
       $498 and $428 for the years ended December 31, 2017 and 2018 respectively, and have been deducted from accumulated loss when calculating deferred tax assets." In this regard, please clarify your accounting for the uncertain tax position and whether the impact was recorded in your consolidated statement of income. Please refer us to your basis in the accounting literature.

General

17.    Please disclose the source of the following assertions:
        Glory Star Group operates a leading mobile and online advertising, digital media, and entertainment business in China (pages 3, 4, 49, 90, 104 and 124);
and
        Glory Star Group has a leading market position (pages 90).

18. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart
       Our Business Startups Act. Please revise your prospectus to:
        Describe how and when a company may lose emerging growth company status;
        Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and
Section 14(a)
           and (b) of the Securities Exchange Act of 1934;
        State your election under Section 107(b) of the JOBS Act;
        If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
 Sing Wang
TKK Symphony Acquisition Corp.
November 8, 2019
Page 5

           If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at
(202) 551-3447, or in his absence, Larry Spirgel, Office Chief, at (202) 551-3815, with any other questions.

                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions


cc: Douglas S. Ellenoff, Esq.
Stuart Neuhauser Esq.
Jeffrey W. Rubin, Esq.
Joshua N. Englard, Esq.
Ellenoff Grossman & Schole LLP